Genie Lens, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2020	For the Period March 6, 2019 (Inception) to December 31, 2019
Cash flows from operating activities:		
Net income/loss	$ 204,000	$ (23,559)
Changes in operating assets and liabilities:		
Increase in Loans to shareholder	(204,000)	-
Net cash used in operating activities	-	(23,559)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from relayed party loan	-	23,559
Net cash provided by financing activities	-	23,559
Net cash increase for period	-	-
Cash at beginning of period	-	-
Cash at end of year	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -